                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (AMENDMENT NO. 1 )(1)

                                VIXEL CORPORATION
                                (Name of Issuer)

                    Common Stock, $0.0015 Par Value Per Share
                         (Title of Class of Securities)

                                   928552-10-8
                                 (CUSIP Number)

                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                [ ]     Rule 13d-1(b)
                [ ]     Rule 13d-1(c)
                [X]     Rule 13d-1(d)












         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No._928552-10-8_          13G                          Page _2_of_7_ Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Western Digital Corporation (33-0956711)

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,034,226*
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,034,226*
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


1,034,226*
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     4.2%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


* Includes 10,993 shares of common stock issuable upon exercise of an immediately exercisable warrant to purchase Series E preferred stock of the Issuer. Western Digital Corporation beneficially owns these shares through its wholly-owned subsidiary, Western Digital Technologies, Inc.
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CUSIP No._928552-10-8_          13G                          Page _3_of_7_ Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Western Digital Technologies, Inc. (f/k/a Western Digital Corporation) (95-2647125)
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,034,226*
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,034,226*
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


1,034,226*
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     4.2%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

* Includes 10,993 shares of common stock issuable upon exercise of an immediately exercisable warrant to purchase Series E preferred stock of the Issuer.

CUSIP No._928552-10-8_          13G                          Page _4_of_7_ Pages



ITEM 1(a).          NAME OF ISSUER

                    Vixel Corporation

ITEM 1(b).          ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                    11911 North Creek Parkway South, Bothell, Washington 98011

ITEM 2(a).          NAME OF PERSON FILING

                    See Item 1 of the respective cover sheets on pages 2 and 3 of this Amendment No. 1 to Schedule 13G. Western Digital Technologies, Inc. (f/k/a Western Digital Corporation) is a wholly-owned subsidiary of Western Digital Corporation.

ITEM 2(b).          ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE

                    20511 Lake Forest Drive, Lake Forest, California 92630-7741

ITEM 2(c).          CITIZENSHIP

                    Delaware

ITEM 2(d).          TITLE OF CLASS OF SECURITIES

                    Common Stock, $0.0015 Par Value Per Share

ITEM 2(e).          CUSIP NUMBER

                    928552-10-8

ITEM 3.             Not Applicable


ITEM 4.             OWNERSHIP

                    (a)  Amount Beneficially Owned: 1,034,226*

                    (b)  Percent of Class: 4.2%

                    (c)  Number of shares as to which such person has:

                         (i)      sole power to vote or to direct the vote:
                                  0

                         (ii)     shared power to vote or to direct the vote:
                                  1,034,226*

                         (iii) sole power to dispose or to direct the disposition of: 0

                         (iv) shared power to dispose or to direct the disposition of: 1,034,226*

* Includes 10,993 shares of common stock issuable upon exercise of an immediately exercisable warrant held by Western Digital Technologies, Inc. to purchase Series E preferred stock of the Issuer.

CUSIP No   928552-10-8                  13G                   Page 5 of 7 Pages


ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
                                                                   [X]

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

             Not Applicable

ITEM 7. IDENTIFICATION AND CLARIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

             Not Applicable

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

             Not Applicable

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP

             Not Applicable


ITEM 10.     CERTIFICATION

             Not Applicable

CUSIP No   928552-10-8                  13G                   Page 6 of 7 Pages

                                    SIGNATURE

           After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in the this statement is true, complete and correct.

DATED:  February 27, 2002



                                             WESTERN DIGITAL CORPORATION



                                              By: /s/ Raymond M. Bukaty
                                                ----------------------------
                                                     Raymond M. Bukaty
                                                    Assistant Secretary





                                            WESTERN DIGITAL TECHNOLOGIES, INC.



                                            By: /s/ Raymond M. Bukaty
                                                ----------------------------
                                                    Raymond M. Bukaty
                                                Vice President, Corporate Law

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CUSIP No   928552-10-8                  13G                   Page 7 of 7 Pages



                             JOINT FILING AGREEMENT

           This will confirm the agreement by and between the undersigned that Amendment No. 1 to the Schedule 13G filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of the shares of common stock, $0.0015 par value per share, of Vixel Corporation, a Delaware corporation, is being filed jointly on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.






WESTERN DIGITAL CORPORATION



By:  /s/ Raymond M. Bukaty                                                         Date:  February 27, 2002
     -------------------------------------
Name:  Raymond M. Bukaty
Its:   Assistant Secretary





WESTERN DIGITAL TECHNOLOGIES, INC.



By:  /s/ Raymond M. Bukaty                                                         Date:  February 27, 2002
     -------------------------------------
Name:  Raymond M. Bukaty
Its:   Vice President, Corporate Law


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